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                                 Nuveen Investments
                            333 West Wacker, Suite 3300
                                  Chicago, IL 60606

                                   March 10, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

                    Nuveen Commodities Income & Growth Fund
              Nuveen Commodities Income & Growth Master Fund LLC
                     1933 Act Registration No. 333-130360
                    1933 Act Registration No. 333-130360-01

   On behalf of the Nuveen Commodities Income & Growth Fund and Nuveen Commodities Income & Growth Master Fund LLC, as co-registrant, (collectively referred to as the "Fund"), we hereby make the following representations:

   (i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

   (ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Fund's filings; and

   (iii) The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 NUVEEN COMMODITIES INCOME AND GROWTH FUND

                                 By: Nuveen Commodites Asset Management,
                                     LLC its managing owner

                                 By: John P. Amboian
                                     -------------------------------------------
                                     Director and Principal Executive Officer


                                 NUVEEN COMMODITIES INCOME AND GROWTH MASTER
                                 FUND LLC

                                 By: Nuveen Commodites Asset Management,
                                     LLC its managing owner

                                 By: John P. Amboian
                                     -------------------------------------------
                                     Director and Principal Executive Officer